Filed pursuant to 424(b)(3)
Registration No. 333-119945

SUPPLEMENT NO. 5
DATED SEPTEMBER 22, 2006
TO THE PROSPECTUS DATED MARCH 31, 2006
OF BEHRINGER HARVARD REIT I, INC.

This Supplement No. 5 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard REIT I, Inc. dated March 31, 2006, as previously supplemented by Supplement No. 1 dated June 15, 2006, Supplement No. 2 dated June 30, 2006, Supplement No. 3 dated August 15, 2006 and Supplement No. 4 dated September 20, 2006.  Unless otherwise defined in this Supplement No. 5, capitalized terms used in this Supplement No. 5 have the same meanings as set forth in the prospectus.

Description of Shares

The discussion appearing under the heading “Description of Shares,” which begins on page 177 of the prospectus, and all similar discussions appearing throughout the prospectus, are supplemented as follows:

Our charter authorizes us to issue a total of 400,000,000 shares of capital stock.  Our charter further authorizes our board of directors to classify and reclassify any unissued shares of our common stock and preferred stock into other classes or series of stock without stockholder approval.  On September 22, 2006, we filed articles supplementary reclassifying 32,500,000 unissued shares of preferred stock into 32,500,000 unissued shares of common stock.  As a result of the reclassification, of the 400,000,000 total shares authorized, 382,499,000 shares are designated as common stock with a par value of $0.0001 per share, 1,000 shares are designated as convertible stock with a par value of $0.0001 per share, and 17,500,000 shares are designated as preferred stock with a par value of $0.0001 per share.

Reallocation of Shares in the Offering

We have reserved the right to reallocate the shares of common stock we are offering between our primary offering and through our distribution reinvestment plan; provided that the aggregate gross offering proceeds of all shares sold in this offering may not exceed the maximum offering amount of $952,000,000.  Of this amount, we originally allocated $800,000,000, or 80,000,000 shares, for sale in our primary offering and $152,000,000, or 16,000,000 shares, for sale through our distribution reinvestment plan.  In order to provide additional shares for sale in our primary offering, we are reallocating the shares of common stock in this offering to provide $900,000,000, or 90,000,000 shares, for sale in our primary offering and $52,000,000, or 5,473,684 shares, for sale through our distribution reinvestment plan.

As of the date of this supplement, we have raised approximately $735,819,847 in our primary offering and approximately $30,839,505 through our distribution reinvestment plan, generating gross offering proceeds of approximately $766,659,352.  Thus, as a result of the reallocation, we may sell an additional $164,180,153, or 16,418,015 shares, in our primary offering and an additional $21,160,495, or 2,227,420 shares, through our distribution reinvestment plan.  If we sell all of these additional shares, we expect to raise an additional $185,340,648 in gross offering proceeds.

The disclosure in the prospectus respecting this offering, including the disclosure on the outside cover pages of the prospectus and in “Prospectus Summary,” “Questions and Answers About This Offering,” “Risk Factors,” “Estimated Use of Proceeds,” “Management—Management Compensation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Summary of Distribution Reinvestment and Automatic Purchase Plans” and “Plan of Distribution,” should be read in light of the fact that we have reallocated shares of common stock between our primary offering and through our distribution reinvestment plan as described above.  Updated Estimated Use of Proceeds, Management Compensation and Offering Summary tables reflecting the effects of the reallocation are provided below.

We continue to reserve the right to reallocate shares of common stock we are offering between our primary offering and through our distribution reinvestment plan.

Estimated Use of Proceeds

The discussion appearing in the prospectus under the heading “Estimated Use of Proceeds,” which begins on page 60 of the prospectus, and all similar discussions appearing throughout the prospectus, are supplemented as follows:

The following table sets forth information about how we intend to use the proceeds raised in this offering, assuming that we sell (1) the maximum offering of 90,000,000 shares pursuant to the primary offering and no shares pursuant to the distribution reinvestment plan and (2) the maximum total offering of 95,473,684 shares, respectively.  We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the distribution reinvestment plan.  Many of the figures set forth below represent management’s best estimate since they cannot be precisely calculated at this time.  We expect that if all of the shares offered hereby are sold, at least 89.5% of the total gross proceeds of this offering (89.0% if no shares are sold pursuant to our distribution reinvestment plan) will be used for investment in real estate, loans and other investments and to pay the expenses incurred in making such investments.  We expect to use approximately 86.9% of the total gross proceeds if the maximum amount is raised (86.4% if no shares are sold pursuant to our distribution reinvestment plan) to make real estate investments, and to use approximately 2.6% of the total gross proceeds if the maximum offering amount is raised (also approximately 2.6% if no shares are sold pursuant to our distribution reinvestment plan), assuming no debt financing, to pay fees and expenses related to the selection and acquisition of our investments.  The remaining up to 10.5% (if the maximum offering amount is raised) will be used to pay expenses and fees, including the payment of fees to Behringer Advisors, and its affiliates including Behringer Securities.  Our fees and expenses, as listed below, include the following:

•                  Selling commissions and dealer manager fee, which consist of selling commissions equal to 7% of aggregate gross offering proceeds (1% for sales under our distribution reinvestment plan), which commissions may be reduced under certain circumstances, and a dealer manager fee equal to 2% of aggregate gross offering proceeds (no dealer manager fee will be paid with respect to sales under our distribution reinvestment plan), payable to Behringer Securities, an affiliate of our advisor.  Behringer Securities may pay commissions of up to 7% of the gross offering proceeds to other broker-dealers participating in the offering of our shares.  Behringer Securities may reallow a portion of its dealer manager fee in an aggregate amount up to 1.5% of gross offering proceeds to broker-dealers participating in the offering to be paid as marketing fees and expenses, including bona fide conference fees and bona fide due diligence expenses incurred.  Under the rules of the NASD, the aggregate of all selling commissions, the dealer manager fee, wholesaling compensation, expenses relating to sales services, bona fide due diligence expenses, and any non-cash sales incentives, may not exceed 10.5% of our gross offering proceeds.  See the “Plan of Distribution” section of this prospectus for a description of additional provisions relating to selling commissions and the dealer manager fee.

•                  Organization and offering expenses, which are defined generally as any and all costs and expenses incurred by us, our advisor or an affiliate of our advisor in connection with our formation, qualification and registration and the marketing and distribution of our shares, including, but not limited to, accounting fees, printing, advertising and marketing expenses, and other accountable offering expenses, other than selling commissions and the dealer manager fee.  Behringer Advisors and its affiliates are responsible for the payment of organization and offering expenses, other than selling commissions and the dealer manager fee, to the extent they exceed 2% of gross offering proceeds (no reimbursement of organization and offering expenses is made with respect to sales under our distribution reinvestment plan) without recourse against or reimbursement by us.  Thus, although our charter permits us to reimburse aggregate organization and offering expenses (which include selling commissions and dealer manager fees) up to a maximum amount of 15% of the gross offering proceeds, our ability to reimburse our advisor for organization and offering expenses is limited to the extent set forth in the following table.  We may not amend our advisory agreement to change the amount we are obligated to pay our advisor without the approval of our independent directors.

•                  Acquisition and advisory fees, which are defined generally as fees and commissions paid by any party to any person in connection with identifying, reviewing, evaluating, investing in, and the purchase, development or construction of properties, or the making or investing in mortgage, bridge or mezzanine loans or other investments.  We pay Behringer Advisors, as our advisor, acquisition and advisory fees of 2.5% of (1) the purchase price of real estate investments acquired directly by us, including any debt attributable to these investments, or (2) when we make an investment indirectly

                        through another entity, our pro rata share of the gross asset value of real estate investments held by that entity.   We do not pay acquisition and advisory fees in connection with any temporary investments.  Acquisition and advisory fees do not include acquisition expenses.

•                  Acquisition expenses, which include legal fees and expenses, travel expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the selection, acquisition and development of real properties.

	Maximum Primary Offering of 90,000,000 shares (1)		Maximum Total Offering of 95,473,684 shares
Gross offering proceeds	$900,000,000	100.0%	$952,000,000	100.0%
Less public offering expenses:
Selling commissions and dealer manager fee(2)	81,000,000	9.0	81,520,000	8.6
Organization and offering expenses(3)	18,000,000	2.0	18,000,000	1.9
Amount available for investment	801,000,000	89.0	852,480,000	89.5
Acquisition and development expenses:
Acquisition and advisory fees(4)	19,441,748	2.2	20,691,262	2.2
Acquisition expenses(5)	3,888,350	0.4	4,138,252	0.4
Amount estimated to be invested(6)	$777,669,903	86.4%	$827,650,485	86.9%

(1)             Assumes the sale of the maximum offering of 90,000,000 shares pursuant to the primary offering and no shares pursuant to the distribution reinvestment plan.

(2)             For purposes of this table, we have assumed that the maximum primary offering amounts include sales of 90,000,000 shares at $10.00 per share pursuant to the primary offering and no sales of shares pursuant to the distribution reinvestment plan; as a result, we have assumed that the maximum primary offering amounts include selling commissions equal to 7% of gross offering proceeds and a dealer manager fee equal to 2% of gross offering proceeds on 90,000,000 shares sold to the public at $10.00 per share in the primary offering.  For purposes of this table, we also have assumed that the maximum total offering amounts include selling commissions equal to 7% of gross offering proceeds and a dealer manager fee equal to 2% of gross offering proceeds on 90,000,000 shares sold to the public at $10.00 per share in the primary offering, and selling commissions equal to 1% of gross offering proceeds and no dealer manager fee on 5,473,684 shares sold at $9.50 per share through our distribution reinvestment plan.

(3)             Any amount of organization and offering expenses exceeding 2% of the gross offering proceeds on 90,000,000 shares sold to the public are paid by our advisor or an affiliate of our advisor and not reimbursed by us.  No reimbursement of organization and offering expenses is made with respect to sales under our distribution reinvestment plan.  Organization and offering expenses increase as the volume of shares sold in the offering increases.  Reimbursements for organization and offering expenses may be advanced by our advisor with regard to the prior offering of our shares, to the extent not reimbursed out of proceeds from the prior offering, and subject to the 2% of gross offering proceeds overall limitation of this offering.  These reimbursements do not include expenses associated with the organization of our advisor or any other affiliates.

(4)             For purposes of this table, we have assumed that no debt financing is used to acquire properties or other investments and that 89.5% of the total gross proceeds of this offering (if the total maximum offering amount is raised) are used to acquire properties and to pay fees and expenses related to the selection and acquisition of such investments.  However, it is our intent to leverage our investments with debt.  Therefore, actual amounts are dependent upon the value of our properties as financed and cannot be determined at the present time.  For illustrative purposes, assuming we use debt financing equal to 55% of the approximately $852,480,000 of initial total net proceeds to us from the public offering to make investments and no reinvestments with the proceeds of any sales of investments were made, we could make investments with an aggregate contract price of approximately $1,839,223,300 if the maximum offering is sold.  In such a case, acquisition and advisory fees could be approximately $45,980,580 and acquisition expenses could be approximately $9,196,120.  We also will pay to our advisor a 1% debt financing fee for their services in connection with the origination, refinancing or assumption of any debt financing obtained by us.  These additional fees and expenses may be payable out of the proceeds of such financings.

(5)             This amount reflects customary third-party acquisition expenses, such as legal fees and expenses, costs of appraisal, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the acquisition of real estate.  We estimate that the third-party costs would average 0.5% of the contract purchase price of property acquisitions.

(6)             Includes amounts we anticipate to invest in our properties and other real estate assets such as mortgage, bridge or mezzanine loans net of fees and expenses.  We expect to use approximately 89.5% of the total gross proceeds if the total maximum offering amount is raised (89.0% if no shares are sold pursuant to our distribution reinvestment plan) to make investments in real estate properties, mortgage, bridge or mezzanine loans and other investments net of acquisition fees and expenses.

Management

Management Compensation

The table appearing in the prospectus under the heading “Management—Management Compensation,” which begins on page 80 of the prospectus, and all similar discussions appearing throughout the prospectus, are supplemented as follows:

Type of Compensation-To Whom Paid	Form of Compensation	Estimated Maximum Dollar Amount(1)
Offering Stage
Selling Commissions — Behringer Securities	7% of gross offering proceeds (1% for sales under our distribution reinvestment plan) before reallowance of commissions earned by participating broker-dealers. Behringer Securities intends to reallow 100% of the selling commissions earned to participating broker-dealers.	$63,520,000
Dealer Manager Fee — Behringer Securities	2% of gross offering proceeds (no dealer manager fee is paid with respect to sales under our distribution reinvestment plan) before reallowance to participating broker-dealers. Behringer Securities may reallow a portion of its dealer manager fee in an aggregate amount up to 1.5% of the gross offering proceeds to participating broker-dealers as marketing fees and expenses, including bona fide conference fees and bona fide due diligence expenses incurred; however no reallowance is made in respect of sales under our distribution reinvestment plan.	$18,000,000
Reimbursement of Organization and Offering Expenses — Behringer Advisors or its affiliates(2)	Up to 2% of gross offering proceeds (no organization and offering expenses are paid with respect to sales under our distribution reinvestment plan). All organization and offering expenses (excluding selling commissions and the dealer manager fee) will be advanced to us by Behringer Advisors or its affiliates and reimbursed by us subject to the above limit.	$18,000,000

Acquisition and Development Stage
Acquisition and Advisory Fees — Behringer Advisors or its affiliates(3)(4)	2.5% of (1) the purchase price of real estate investments acquired directly by us, including any debt attributable to these investments, or (2) when we make an investment indirectly through another entity, our pro rata share of the gross asset value of real estate investments held by that entity. We do not pay acquisition and advisory fees in connection with any temporary investments.	$20,691,262
Acquisition Expenses — Behringer Advisors or its affiliates(3)(4)(5)	Up to 0.5% of the contract purchase price of each asset purchased or the principal amount of each loan made by us for expenses related to making the investment such as legal fees, travel expenses, property appraisals, nonrefundable option payments, accounting fees and title insurance premium expenses.	$4,138,252
Debt Financing Fee — Behringer Advisors or its affiliates

1% of the amount available under any loan or line of credit made available to us. Our advisor will likely pay some or all of the fees to third parties with whom it subcontracts to coordinate financing for us.

		Actual amounts are dependent upon the amount of any debt financed and, therefore, cannot be determined at the present time.
Development Fee — Behringer Development

We will pay a development fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the project; provided, however, that no development fee will be paid in the event that we pay an acquisition and advisory fee based on the cost of such development.

		Actual amounts are dependent upon usual and customary development fees for specific projects. Therefore, the amount cannot be determined at the present time.
Operational Stage
Property Management and Leasing Fees — HPT Management(6)

Property management fees equal to 3% of gross revenues of the properties managed by HPT Management. HPT Management may pay some or all of these fees to third parties with whom it subcontracts to perform property management or leasing services. In the event that we contract directly with a non-affiliated third-party property manager in respect of a property, we will pay HPT Management an oversight fee equal to 1% of gross revenues of the property managed. In no event will we pay both a property management fee and an oversight fee to HPT Management with respect to any particular property. In addition, separate leasing fees may be paid in an amount equal to the fee customarily charged by others rendering similar services in the same geographic area. Furthermore, we will reimburse other third-party charges, including fees and expenses of third-party accountants.

Actual amounts are dependent upon gross revenues of specific properties and actual management fees or property management fees and customary leasing fees and, therefore, cannot be determined at the present time.

Asset Management Fee — Behringer Advisors or its affiliates(7)

Depending on the nature of the asset at the time the fee is incurred, we will pay an annual asset management fee of either (1) 0.6% of aggregate assets value for operating assets (such fee being payable monthly in an amount equal to one-twelfth of 0.6% of aggregate assets value as of the last day of the immediately preceding month) or (2) 0.6% of total contract purchase price plus budgeted improvements costs for development or redevelopment assets (such fee being payable monthly in an amount equal to one-twelfth of 0.6% of such total amount as of the date it is determinable).

Actual amounts are dependent upon aggregate asset value and, therefore, cannot be determined at the present time.
Subordinated Disposition Fee — Behringer Advisors or its affiliates

If our advisor provides a substantial amount of services, as determined by our independent directors, in connection with selling one or more assets, we will, upon satisfying certain conditions, pay our advisor an amount equal to (subject to the limitation set forth below): (1) in the case of the sale of real property, the lesser of (a) one-half of the aggregate brokerage commission paid (including the subordinated disposition fee) or, if none is paid, the amount that customarily would be paid, or (b) 3% of the sales price of each property sold; and (2) in the case of the sale of any asset other than real property, 3% of the sales price of such asset. This fee will not be earned or paid unless and until our stockholders have received total distributions (excluding the 10% stock dividend) in an amount equal to or greater than the sum of the aggregate capital contributed by stockholders plus a 9% annual, cumulative, non-compounded return thereon. Subordinated disposition fees that are not earned and payable at the date of sale will be reflected as a contingent liability which will be earned and paid when the above condition has been satisfied, if ever.

Actual amounts are dependent upon the purchase price, cost of capital improvements and sales price of specific properties and, therefore, cannot be determined at the present time.
Subordinated Participation in Net Sale Proceeds — Behringer Advisors or its Affiliates(8)(9)

Behringer Advisors receives, subject to satisfaction of the condition outlined below, a fee equal to 15% of net sale proceeds, less the amount that our debt for borrowed money exceeds the aggregate book value of our remaining assets. These fees will not be earned or paid unless and until stockholders have received distributions (excluding the 10% stock dividend) in an amount equal to, or greater than, the sum of the aggregate capital contributions by stockholders plus a 9% annual, cumulative, non-compounded return thereon. Any fees that are not earned and payable at the date of sale because stockholders have not yet received their required minimum distributions will be paid at the time as above condition has been satisfied, if ever. The subordinated participation in net sale proceeds will be reduced or eliminated upon the conversion of the convertible stock.

Actual amounts are dependent upon the amount of net sale proceeds, debt for borrowed money and aggregate book value of our assets and, therefore, cannot be determined at the present time.

Subordinated Incentive Listing Fee — Behringer Advisors or its Affiliates(8)(9)(10)

Upon listing our stock for trading on a national securities exchange or quotation on the Nasdaq National Market System (or any successor market or exchange), a fee equal to up to 15% of the amount, if any, by which (1) the market value of our outstanding stock plus total distributions paid (excluding the 10% stock dividend) to our stockholders prior to listing exceeds (2) the sum of the aggregate capital contributions by stockholders plus a 9% annual, cumulative, non-compounded return thereon. The subordinated incentive listing fee will be paid in the form of an interest bearing promissory note that will be repaid using the entire net sales proceeds from the sale of each property after the listing of our shares. The subordinated incentive listing fee will be reduced or eliminated on the conversion of the convertible stock.

Actual amounts are dependent upon the market value of our outstanding stock at a later date and, therefore, cannot be determined at the present time.
Subordinated Performance Fee (payable upon termination of the advisory agreement) — Behringer Advisors or its Affiliates(9)(10)(11)

Upon termination of the advisory agreement between us and our advisor, unless we terminate because of a material breach of the advisory agreement by the advisor or due to a change of control, a performance fee of up to 15% of the amount, if any, by which (1) our going concern value based on the actual value of our assets less our indebtedness at the time of termination, plus total distributions paid (excluding the 10% stock dividend) to our stockholders through the termination date exceeds (2) the sum of the aggregate capital contributions by stockholders plus a 9% annual, cumulative, non-compounded return thereon. This subordinated performance fee will be paid in the form of an interest bearing promissory note that will be repaid using the entire net sales proceeds from sale of each property after the date of termination. No subordinated performance fee will be paid if we have already paid the advisor a subordinated incentive listing fee. The subordinated performance fee will be reduced or eliminated upon determining the number of shares of common stock issuable on conversion of the convertible stock.

Actual amounts are dependent upon our going concern value based on the actual value of our assets and our indebtedness at the time of the termination of the advisory agreement and, therefore, cannot be determined at the present time.

Subordinated Performance Fee (payable upon termination of the advisory agreement upon a change of control) — Behringer Advisors or its Affiliates(9)

Upon termination of the advisory agreement between us and our advisor because of a change of control, a performance fee of up to 15% of the amount, if any, by which (1) our going concern value based on the actual value of our assets less our indebtedness at the time of termination, plus total distributions paid (excluding the 10% stock dividend) to our stockholders through the termination date, exceeds (2) the sum of the aggregate capital contributions by stockholders plus a 9% annual, cumulative, non-compounded return thereon. No subordinated performance fee will be paid if we have already paid the advisor a subordinated incentive listing fee. The subordinated performance fee will be reduced or eliminated upon determining the number of shares of common stock issuable on conversion of the convertible stock.

Actual amounts are dependent upon our going concern value based on the actual value of our assets and our indebtedness at the time of the termination of the advisory agreement and, therefore, cannot be determined at the present time.

Operating Expenses — Behringer Advisors(12)

We reimburse our advisor for all expenses paid or incurred by our advisor in connection with the services provided to us, subject to the limitation that we do not reimburse for any amount by which our operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of: (1) 2% of our average invested assets, or (2) 25% of our net income determined without reduction for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of our assets for that period.

Actual amounts are dependent upon expenses paid or incurred and, therefore, cannot be determined at the present time.

(1)             The estimated maximum dollar amounts are based on the sale of a maximum of 90,000,000 shares to the public at $10.00 per share in the primary offering and sale of a maximum of 5,473,684 shares at $9.50 per share pursuant to our distribution reinvestment plan.  We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the distribution reinvestment offering.

(2)             These reimbursements include organization and offering expenses previously advanced by Behringer Advisors related to prior offerings of our shares, to the extent not reimbursed out of proceeds from the prior offering, and subject to the 2% of gross offering proceeds limitation in this offering.  These reimbursements do not include dealer manager fees or selling commissions, or expenses associated with organizing our advisor or any other affiliate.

(3)             Notwithstanding the method by which we calculate the payment of acquisition and advisory fees and acquisition expenses, as described in the table, our charter and the NASAA REIT Guidelines provide that the total of all such acquisition and advisory fees and acquisition expenses may not exceed, in the aggregate, an amount equal to 6% of the contract price of all of the properties which we will purchase or, in the case of mortgage, bridge or mezzanine loans, 6% of the funds advanced.  However, a majority of our independent directors may approve fees and expenses in excess of this limit if they determine the transaction to be commercially competitive, fair and reasonable to us.  Acquisition and advisory fees may be payable subsequent to the date of acquisition of a property in connection with the expenditure of funds, to the extent we capitalize such costs, for development, construction or improvement of a property.  For purposes of the limitations imposed by our charter and the NASAA REIT Guidelines, acquisition and advisory fees and acquisition expenses consist of (1) acquisition and advisory fees of 2.5% of the contract purchase price of each asset for the acquisition, development, construction or improvement of real property or, with respect to any loan, 2.5% of the funds advanced in respect of a loan or other investment; (2) acquisition expenses of up to 0.5% of the contract purchase price of each asset or, with respect to a mortgage, up to 0.5% of the funds advanced, for reimbursement of expenses related to making such investment, such as legal fees, travel expenses, property appraisals, nonrefundable option payments, accounting fees and title insurance premium expenses; and (3) a debt financing fee of 1% of the amount available under any debt made available to us.  Thus, although our charter and the NASAA REIT Guidelines permit payment of up to 6% of the contract price of all properties or 6% of the funds advanced in the case of mortgage, bridge or mezzanine loans, our advisory agreement limits the acquisition and advisory fees and acquisition expenses we will pay to our advisor to the amounts set forth in the table.

(4)             For purposes of this calculation, we have assumed that no debt financing is used to acquire properties or other investments.  However, it is our intent to leverage our investments with debt.  Therefore, this amount is dependent upon the value of our properties as financed and cannot be determined at the present time.  For illustrative purposes, assuming we use debt financing equal to 55% of the initial total net proceeds to us from the public offering to make investments and no reinvestments with the proceeds of any sales of investments were made, we could make investments with an aggregate contract price of approximately $1,839,223,300 if the maximum offering is sold.  In such a case, acquisition and advisory fees could be approximately $45,980,580 and acquisition expenses could be approximately $9,196,120.  See “Estimated Use of Proceeds” for more information.

(5)             This amount reflects customary third-party acquisition expenses, such as legal fees and expenses, costs of appraisal, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the acquisition of real estate.  We estimate that the third-party costs would average 0.5% of the contract purchase price of property acquisitions.  See “Estimated Use of Proceeds” for more information.

(6)             The property management and leasing fees and the leasing commissions (to the extent such leasing commissions are not paid to third parties) are included in the calculation of the total operating expenses for purposes of the limitations on total operating expenses imposed by the NASAA REIT Guidelines.  As a result, the total operating expenses, including the property management and leasing fees and leasing commissions (to the extent such leasing commissions are not paid to third parties), at the end of the four preceding fiscal quarters may not exceed the greater of (1) 2% of our average invested assets, or (2) 25% of our net income determined without reduction for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of our assets for that period, unless the independent directors find that, based on such unusual and non-recurring factors which they deem sufficient, a higher level of expenses is justified for such year.

(7)             Aggregate asset value is equal to the aggregate book value of our assets (other than investments in bank accounts, money market funds or other current assets), before depreciation, bad debts or other similar non-cash reserves and without reduction for any debt secured by or relating to our assets, at the date of measurement, except that during such periods in which we are obtaining regular independent valuations of the current value of our net assets for purposes of enabling fiduciaries of employee benefit plan stockholders to comply with applicable Department of Labor reporting requirements, aggregate asset value will be the greater of (1) the amount determined pursuant to the foregoing or (2) our assets’ aggregate valuation established by the most recent such valuation report without reduction for depreciation, bad debts or other similar non-cash reserves and without reduction for any debt secured by or relating to such assets.

(8)             In the event that our common stock becomes listed and Behringer Advisors receives the subordinated incentive listing fee and the convertible stock is converted into common stock, as of the date of listing Behringer Advisors will no longer be entitled to any participation in net sale proceeds other than accrued and unpaid amounts.

(9)             Our advisory agreement states that no subordinated participation in net sale proceeds, subordinated incentive listing fee, or subordinated performance fee will be paid to our advisor if, at or prior to the time the payment is due, our convertible stock has been converted into shares of common stock, or in the case of the termination of our advisory agreement, the number of shares of common stock issuable upon conversion has been determined, in each case, without any reduction in the number of shares of convertible stock so converted pursuant to the provisions of the convertible stock that limit conversions that, in the determination of our board, would otherwise jeopardize our REIT status.  The agreement also provides that if our convertible stock has been converted into shares of common stock with a reduction in the number of shares of convertible stock so converted, or in the case of the termination of our advisory agreement, the number of shares of common stock issuable upon conversion has been determined, in each case, pursuant to the provisions of the convertible stock that limit conversions that, in the determination of our board, would otherwise jeopardize our REIT status, then (1) any subordinated participation in net sale proceeds otherwise due and payable will be reduced by an amount equal to the portion of the net sales proceeds from the sale giving rise to such payments that would be distributed to the holders of the common stock issued upon conversion of the convertible stock were all amounts distributable to stockholders after payment of the subordinated participation in net sales proceeds (as ultimately determined after adjustment under the provisions of the agreement) actually distributed (whether or not such net sales proceeds are, in fact, distributed), and (2) any subordinated incentive listing fees or subordinated performance fees otherwise due and payable will be reduced, dollar-for-dollar, by an amount equal to the aggregate value of the shares of common stock (as determined as of the date of determination of the number of shares issuable upon conversion as being the value of the Company divided by the number of shares of common stock outstanding at such time) issued or issuable upon conversion of the convertible stock.

(10)       The market value of our outstanding stock will be calculated based on the average closing price of the shares issued and outstanding at listing over the 30 trading days beginning 180 days after the shares are first listed for trading on a national securities exchange or quoted on the Nasdaq National Market System (or any successor market or exchange).  Payment of the subordinated incentive listing fee will be made from the net sales proceeds from our assets as we dispose of them.  If this fee is not paid within five years from the date our common stock is listed, our advisor may elect to convert the balance of the fee, including accrued but unpaid interest, into shares of our common stock.

(11)       Payment of the subordinated performance fee will be made from the net sales proceeds from our assets as we dispose of them.  If this fee is not paid within five years from the date the advisor agreement is terminated, our advisor may elect to convert the balance of the fee, including accrued but unpaid interest, into shares of our common stock.

(12)       The expense of any options issued to employees of our advisor or its affiliates as reflected in our financial statements from time to time will be included in the calculation of operating expenses for purposes of the limitation.  We may reimburse our advisor in excess of the limitation if our independent directors determine that such excess was justified, based on unusual and nonrecurring factors that they deem sufficient.  The average invested assets for a period equals the average of the aggregate book value of our assets before deduction for depreciation, bad debts or other non-cash reserves, computed by taking the average of such values at the end of each month during the period specified.  However, if during the periods in which we are obtaining regular independent valuations of our assets for ERISA purposes, our average invested assets will equal the greater of the amount determined pursuant to the foregoing or the aggregate valuation established by the most recent valuation report without reduction for depreciation, bad debts or other non-cash reserves and without reduction for any debt relating to such assets.

Plan of Distribution

Compensation We Will Pay for the Sale of Our Shares

The table appearing in the prospectus under the heading “Plan of Distribution— Compensation We Will Pay for the Sale of Our Shares,” which appears on page 196 of the prospectus, is supplemented as follows:

	Price to Public	Selling Commissions	Dealer Manager Fee	Net Proceeds (Before Expenses)
Primary Offering
Per Share	$10.00	$0.70	$0.20	$9.10
Total Maximum	$900,000,000	$63,000,000	$18,000,000	$819,000,000
Distribution Reinvestment Plan
Per Share	$9.50	$0.095	—	$9.405
Total Maximum	$52,000,000	$520,000	—	$51,480,000